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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HUMAN PHEROMONE SCIENCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

296022106

(CUSIP Number)

Micheal Kaufman
MK Global Ventures
2471 E. BayShore Road
Suite 500
Palo Alto, CA 94305
(650)424-0151

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296022106

1.	Name of Reporting Person: MK GVD Fund, a California limited partnership		I.R.S. Identification Nos. of above persons (entities only): 94-3189969

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 654,720

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 654,720

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 654,720

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 296022106

1.	Name of Reporting Person: MK GVD Management, a California limited partnership		I.R.S. Identification Nos. of above persons (entities only): 94-3189968

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 654,720

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 654,720

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 654,720

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 296022106

1.	Name of Reporting Person: MK Global Ventures II, a California limited partnership		I.R.S. Identification Nos. of above persons (entities only): 77-0237126

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 222,222

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 222,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 222,222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 296022106

1.	Name of Reporting Person: MK Global Management II, a California limited partnership		I.R.S. Identification Nos. of above persons (entities only): 77-0237129

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 222,222

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 222,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 222,222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 296022106

1.	Name of Reporting Person: Micheal D. Kaufman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 976,942

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 976,942

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 976,942

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): Mr. Kaufman disclaims beneficial ownership of 16,664 shares held by his wife, Susan Kaufman.

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

     This Amendment No. 2 to Schedule 13D amends and supplements that certain Schedule 13D filed on January 29, 1999, with respect to the shares of Common Stock of Human Pheromone Sciences, Inc. (the “Company”). The address of the principal executive offices of the Company is 84 W. Santa Clara Street, Suite 720, San Jose CA 95113.

Item 2. Identity and Background

     Item 2 is hereby amended and restated in its entirety as follows:

     This statement is being filed on behalf of (a) MK GVD Fund, a California limited partnership (“MK GVD”); (b) MK GVD Management, a California limited partnership (“MK Management”); (c) MK Global Ventures II, a California limited partnership (“MK Global”); (d) MK Global Management II, a California limited partnership (“MK Global Management”); and (e) Michael D. Kaufman, a United States citizen (“Kaufman” and, collectively with MK GVD, MK Management; MK Global and MK Global Management, the “Reporting Persons”). The Reporting Persons are located at 2471 E. Bayshore Road, Suite 520, Palo Alto, California, 94303. Each of MK GVD, MK Management, MK Global and MK Global Management are engaged in making venture capital investments. Kaufman is the general partner of MK Management and MK Global Management. None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Unchanged.

Item 4: Purpose of Transaction

     Item 4 if hereby amended and supplemented by the addition of the following:

     This statement is being filed as a result of MK GVD and the Company entering into a Stock Repurchase Agreement dated May 21, 2003. Pursuant to the Stock Repurchase Agreement, the Company agreed to repurchase 17,488 shares of Series BB Preferred from MK GVD for a purchase price of $500,000 and MK GVD agreed to convert 1,333,333 shares of Series AA Preferred held by it into 597,777 shares of Common Stock of the Company.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)  As of the date hereof, MK GVD, MK Management, MK Global and MK Global Management each owns of record 654,720 shares of Common Stock, no shares of Common Stock; 222,222 shares of Common Stock and no shares of Common Stock, respectively, or 19%, 0%, 6% and 0%, respectively of the Company’s issued and outstanding Common Stock as set forth in the Company’s Form 10-QSB filed with the Securities and Exchange Commission on May 14, 2003 (the “Form 10-QSB”). Kaufman owns of record 100,000 shares of Series AA Preferred Stock convertible into 100,000 shares of Common Stock or 3% of the Company’s issued and outstanding Common Stock as set forth in the Company’s Form 10-QSB.

               By virtue of the fact that Kaufman is (i) the general partner of MK Management, the general partner of MK GVD and (ii) the general partner of MK Global Management, the general partner of MK Global, as of the date hereof, Kaufman may be deemed to own beneficially an aggregate of 976,942 shares of Common Stock, or 28% of the Company’s Common Stock as set forth in the Company’s Form 10-QSB.

     (b)  Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of 976,942 shares of Common Stock that may be deemed to be owned beneficially by each of them.

     (c)  Except as set forth in Item 4 above, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

     (d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities to which this Schedule 13D relates.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and supplemented by the addition of the following:

     MK GVD and the Company entered into a Stock Repurchase Agreement dated May 21, 2003. Pursuant to the Stock Repurchase Agreement, the Company agreed to repurchase 17,488 shares of Series BB Preferred from MK GVD for a purchase price of $500,000 and MK GVD agreed to convert 1,333,333 shares of Series AA Preferred held by it into 597,777 shares of Common Stock of the Company.

Item 7. Material to Be Filed as Exhibits

     Unchanged.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 2, 2003.

/s/ Michael D. Kaufman

MK GVD Fund, by MK GVD Management, its general partner, by Michael D. Kaufman, the general partner of MK GVD Management

/s/ Michael D. Kaufman

MK GVD Management, by Michael D. Kaufman, its general partner

/s/ Michael D. Kaufman

MK Global Ventures II, by MK Global Management II, its general partner, by Michael D. Kaufman, the general partner of MK Global Management II

/s/ Michael D. Kaufman

MK Global Management II, by Michael D. Kaufman, its general partner

/s/ Michael D. Kaufman

Michael D.Kaufman